August 6, 2010

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC  20549-7010

Attn:                    Pamela A. Long

Assistant Director

Division of Corporation Finance

RE:                            Crocs, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Filed on February 25, 2010

Definitive Proxy on Schedule 14A

Filed April 30, 2010

File No. 000 – 51754

Ladies and Gentlemen:

Crocs, Inc. (the “Company”) submits this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in a letter dated July 29, 2010, to John H. Duerden, the Company’s former Chief Executive Officer, regarding the Form10-K for the fiscal year ended December 31, 2009 and the Definitive Proxy on Schedule 14A, referenced above.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response (in bold).

Definitive Proxy on Schedule 14A

Director Nomination Process, Page 11

1.               Comment:  Please disclose whether, and if so how, your nominating committee considers diversity in identifying nominees for director.

Response:  Our Board of Directors has adopted Corporate Governance Guidelines, which provide that the Nominating and Governance Committee should assess, among other things, diversity of directors in determining the needs of the Board. We do not have a separate policy regarding consideration of diversity in identifying director nominees, and we will clarify this in future filings. The Committee adheres to our Corporate Governance Guidelines, and strives to nominate directors with a variety of complementary skills and backgrounds so that, as a group, the Board of Directors will possess a broad perspective and the appropriate talent, skills and expertise to oversee our business.  This is one of several factors that are considered and there is no specific policy on how this particular factor is to be applied. Accordingly, we are not required to provide the disclosures set forth in the last sentence of Item 407(c)(2)(vi) of Regulation S-K.

Elements of Compensation, page 14

2.               Comment:  We note that you benchmark components of your compensation against a peer group.  In future filings, please disclose those specific benchmarks as well as where and why actual payouts fell as compared to those parameters.

Response: If in future years, the Compensation Committee continues to benchmark components of executive compensation against a peer group, the Company’s proxy statement will disclose the specific benchmarks and where and why actual payouts fell as compared to such benchmarks.

3.               Comment:  We note that individual performance is a factor in determining compensation.  With respect to the personal objectives for each of the named executive officers, in accordance with Item 402(b)(2)(vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the specific items of individual performance influence the compensation committee’s decisions in arriving at specific compensation amounts.  In future filings please describe the individual goals and performance objectives for each named executive officer.  If a named executive officer’s personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the committee’s decision to award the personal objective of the annual incentive bonus.  Please note that to the extent that the committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure to disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

Response:  Our Compensation Committee considers individual performance as one of several factors  in determining adjustments to base pay for our named executive officers. Individual performance is not generally considered in determining any other elements of compensation for our named executive officers.  Our Compensation Committee’s decisions on base pay regarding a named executive officer’s individual performance are based upon a subjective evaluation of a named executive officer’s overall individual performance during the year and are not necessarily measured against achievement of specific pre-established personal goals or individual objectives. Such evaluation of individual performance is not formulaically translated into objective base pay determinations but rather is one of several subjective factors the Compensation Committee considers and, therefore, the impact of individual performance on base pay determinations cannot be quantified. In 2010, we implemented a more formal individual evaluation process and this evaluation, along with input on individual performance from our Chief Executive Officer, will be shared with the Compensation Committee. In future filings, we will include in the Compensation Discussion and Analysis, to the extent material to our compensation decisions, a discussion of the material elements considered by the Compensation Committee in determining base pay of a named executive officer on the basis of such named executive officer’s individual performance.

In connection with our response to the Staff’s comments, we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me or Daniel Hart at 303-848-7000.  Thank you again for your time and consideration.

Very truly yours,

/s/ Russell C. Hammer

Russell C. Hammer
Chief Financial Officer

cc:                                 Daniel Hart, General Counsel, Crocs, Inc.

Jason Day, Faegre & Benson LLP